                                                                    EXHIBIT 20.2




                                   LETTER OF INTENT


                                   August 18, 1998


Mediconsult.com, Inc.
33 Reid Street
4th Floor
Hamilton HM 12
Bermuda
Attention:  Robert H. Jennings

     Re:  Project Contact

Dear Rob:

     This letter is intended to summarize the principal terms of the proposed business combination of Accent Health, Inc., a Florida corporation ("Accent"), and Mediconsult.com, Inc., a Delaware corporation ("MCNS"). In this letter, (i) MCNS and Accent are referred to individually as a "Party" and collectively as the "Parties," (ii) the term "MCNS" shall be deemed to include MCNS and all of its subsidiaries, (iii) MCNS's possible acquisition of the stock of Accent is sometimes called the "Possible Acquisition," and (iv) the term "NewCo" shall be deemed to refer to MCNS as the surviving parent entity after the Possible Acquisition has taken place.

                                       PART ONE

     The Parties wish to commence negotiating a definitive written acquisition agreement providing for the Possible Acquisition (a "Merger Agreement"). To facilitate the negotiation of a Merger Agreement, the Parties shall direct their counsel to prepare an initial draft. The execution of any such Merger Agreement will be subject to (i) the satisfactory completion of MCNS's ongoing investigation of the business of Accent, (ii) the satisfactory completion of Accent's ongoing investigation of the business of MCNS, and (3) the approval by the respective boards of directors and shareholders of Accent and MCNS.

     Based on the information currently known to Accent and MCNS, it is proposed that the Merger Agreement include the following terms:

1.   BASIC TRANSACTION

     A newly formed subsidiary of MCNS will merge into Accent in a reverse triangular merger (the "Merger"). The closing of this transaction (the "Closing") will occur as soon as possible after approval of the Merger by the shareholders of Accent and MCNS and after the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), if applicable. It is intended that the transaction will (i) be treated as a stock purchase and (ii) be tax-free to the shareholders of Accent, except for cash issued in lieu of fractional shares.


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August 18, 1998
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2.   EXCHANGE RATIO

     (a) COMMON STOCK. The transaction will be structured on a fixed exchange ratio basis, subject to certain conditions. Based on Accent's fully-diluted capitalization as of August 12, 1998, the exchange ratio will be fixed at approximately 5.74 shares of MCNS common stock for each share of Accent common stock such that the post-Merger fully-diluted ownership (excluding the option pool described below, but including previously committed performance-based securities, license fees and other issuances in respect of rights or property previously acquired, other than the PIK on the Series A Preferred Stock of Accent and the 1999 Turner shares) is allocated 41.0% to MCNS and 59.0% to Accent (including the effect of the option pool results in allocation of approximately 37.0% to MCNS and 53.0% to Accent). If the average reported last trade price of MCNS's common stock during the ten consecutive days preceding the day prior to completion of this transaction (the "Average Price") is less than $1.05, then either Party may elect, without penalty, to renegotiate the terms of the transaction or terminate the Merger Agreement.

     (b) SERIES A PREFERRED STOCK. Accent's Series A Preferred Stock will be exchanged for a like series of MCNS preferred stock with its conversion rate changed to reflect the above exchange ratio and with protective and other provisions suitable for a Company such as NewCo, as agreed to by MCNS, Accent and the requisite holders of Accent's Series A Preferred Stock. MCNS's Non-Cumulative Preferred Stock shall be modified to provide for an accruing dividend at the rate of 8.0% per annum, and conversion into MCNS common stock at any time prior to a Qualified Public Offering (as defined in the Series A documentation) at a conversion price of $1.20. Upon a Qualified Public Offering, MCNS's Non-Cumulative Preferred, as well as the NewCo preferred stock into which the Series A Preferred Stock of Accent is to be exchanged in the Merger, shall automatically convert into common stock at their respective conversion price ("Automatic Conversion"). Dividends on the existing MCNS preferred stock shall be payable in cash or stock (as determined by the Non-Cumulative Preferred holders) upon Automatic Conversion or, in the event of conversion prior to a Qualified Public Offering, in cash or stock as determined by NewCo.

     (c) OPTIONS AND WARRANTS. Outstanding options and warrants to purchase shares of Accent common stock will be "rolled-over" on the same exchange ratio basis as the common stock of Accent and the exercise price(s) with respect thereto shall be adjusted on an equitable basis. MCNS and Accent agree to increase the number of shares covered by NewCo's stock option plan such that an amount representing 10.0% of its fully-diluted shares outstanding post-Merger is unallocated in order to provide an adequate unallocated option pool to support the growth of NewCo for the foreseeable future. Allocations and issuances from the unallocated option pool shall be governed by NewCo's Compensation Committee, which shall include a designee of MCNS.


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     (d)  POST-CLOSING CAPITALIZATION.  In accordance with the preceding, the estimated post-Merger capitalization of NewCo shall be as follows:



     Owner                                   Shares Owned   % of F.D. Ownership
    --------------------------------------   -------------  --------------------
     Existing MCNS Shareholders (1)            18,057,400                 29.55%

     MCNS Non-Cumulative Preferred (2)          3,583,333                  5.86%

     MCNS Outstanding Options/Warrants (3)        900,000                  1.47%

     Existing Accent Shareholders              16,080,199                 26.31%

     Accent Outstanding Options                 3,761,117                  6.15%

     Series A Preferred                        12,621,910                 20.65%

     NewCo Option Pool                          6,111,551                  10.0%
                                             ------------   --------------------

     Total                                     61,115,510                 100.0%
                                             ============   ====================


(1)  Based on shares outstanding as of August 5, 1998.
(2) Based on outstanding options as of August 5, 1998. Includes 500,000 additional options expected to be issued prior to Closing.


3.   POST-MERGER EXECUTIVE MANAGEMENT AND BOARD REPRESENTATION

     Accent's current Chairman of the Board will continue as Chairman post-Merger; MCNS's Chief Executive Officer will become Vice-Chairman; Accent's President and Chief Executive Officer will continue as President and Chief Executive Officer post-Merger.

     The post-Merger Board of Directors will be composed of seven total members, represented by three MCNS Directors (Jennings, Sutcliffe and Treacy), two Directors designated by the Series A Preferred Shareholders (Chadwick and Taylor), one Director designated by existing Accent shareholders (Berg), and one Director designated by NewCo (Wrenn). It is contemplated that two independent outside directors will be recruited as soon as possible and, when such individuals are identified, MCNS agrees to grant two of its seats to such outside directors subject to approval by the majority shareholder of MCNS of the independent outside directors. Such MCNS approval shall not be unreasonably withheld and such approval rights shall expire upon six months following the Closing of the Merger.

4.   EMPLOYMENT, CONSULTING AND NON-COMPETITION AGREEMENTS

     NewCo will enter into employment, consulting, and non-competition agreements prior to Closing with certain key employees of Accent and MCNS on terms to be mutually agreed upon. Specifically, however, Ian Sutcliffe and Debora A. Falk will enter two-year employment/non-competition agreements post-Merger and Grover Wrenn, Richard Ruth, and Mary Webb Walker shall have entered into a similar such agreement in connection with the Series A financing. In addition, Robert Jennings and Jeff Berg will enter into two-year non-competition agreements. Further, an assessment will be made prior to the execution of a Merger Agreement regarding the need for such related agreements with other key MCNS and Accent personnel.


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5.   PRE-CLOSING LOCK-UP

     Certain MCNS and Accent directors, officers, and significant holders will agree not to sell or otherwise dispose of any MCNS or Accent shares prior to Closing.

6.   POST-CLOSING LOCK-UP

     Certain NewCo directors, officers, and significant holders of NewCo common stock will agree not to sell or otherwise dispose of any shares of NewCo common stock for a period of two years after Closing of the transaction subject to certain "piggyback" rights. This will be in addition to resale restrictions under Rule 145.

7.   DUE DILIGENCE

     Accent and MCNS will complete, to each Party's satisfaction, its due diligence investigation of the business, assets, liabilities, employment/consulting relationships, and future prospects of the other Party, including any legal due diligence and documentation. Accent and MCNS will use their best efforts to analyze and resolve any matters which may arise during the due diligence process.

8.   MERGER AGREEMENT

     The parties will negotiate and execute a definitive merger agreement (the "Merger Agreement") containing representations and warranties, covenants, conditions to the obligations of Accent and MCNS, and certain other terms of the transaction in a form that is satisfactory to both parties. Without limiting the generality of the foregoing, the Merger Agreement shall provide that the Parties' obligations to consummate the transactions contemplated thereby shall be subject to the satisfaction of the following conditions (as applicable to each respective Party):

     (a) FAIRNESS OPINION. The MCNS Board shall receive an opinion regarding the fairness of the transaction, from a financial point of view, to the shareholders of MCNS.

     (b) BOARD AND OTHER APPROVAL. The Boards of Accent and MCNS will approve the Merger Agreement and recommend that shareholders of the respective companies vote in favor of the transaction. Accent will also be required to obtain the approval of the Series A Preferred Shareholders and certain other major shareholders (the identity of which to be agreed upon by MCNS and Accent) prior to execution of the Merger Agreement.

     (c) IRREVOCABLE PROXIES. Certain officers, directors, and significant shareholders of Accent will grant irrevocable proxies to MCNS to vote their shares of Accent common stock in favor of the transaction. Certain officers, directors, and significant shareholders of MCNS will grant irrevocable proxies to Accent to vote their shares of MCNS common stock in favor of the transaction.


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     (d)  DISPOSITION AND DISSENTERS RIGHTS.  Certain affiliates of Accent will execute agreements prohibiting such affiliate from disposing of such affiliate's stock prior to the consummation of the Merger or exercising such shareholder's dissenter rights in connection with the Merger.

     (e) REGISTRATION OF SHARES. Accent and MCNS will prepare a joint proxy statement and S-4 registration statement to register the shares of MCNS common stock to be issued to Accent shareholders. The SEC will declare the registration statement effective prior to a shareholder vote and Closing.

     (f) HART-SCOTT-RODINO. If necessary, Accent and MCNS will each furnish information to the Federal Trade Commission and the Antitrust Division of the Justice Department under the HSR Act.

     (g) TAX OPINION LETTERS. Counsel for each Party will issue opinions that the transaction will be tax-free to Accent shareholders except for cash issued in lieu of fractional shares.

     (h) CONSENTS AND APPROVALS. Each Party will obtain all relevant consents, approvals, and assignments from lenders or other contracted parties.

     (i) ABSENCE OF MATERIAL ADVERSE CHANGE. There will be no material adverse change in the business of MCNS or Accent prior to Closing. In the Merger Agreement, either Party may more particularly specify certain events that it deems to constitute a material adverse change.

     (j) SHAREHOLDER APPROVAL. Accent and MCNS will mail joint proxy and S-4 registration statements to their respective shareholders and will receive their affirmative votes in favor of the transaction.

9.   CONSENTS

     Upon signing the Merger Agreement, MCNS and Accent will cooperate with each other and proceed, as promptly as is reasonably practical, to prepare and to file the notifications required by the HSR Act.

10.  TRANSITION PLANNING

     As soon as practicable after entering into the Letter of Intent, Accent and MCNS will establish a Transition Planning Committee, chaired by NewCo's CEO and including additional representatives as determined by MCNS's and Accent's CEOs, to develop a transition plan for combining the operations of Accent and MCNS, assessing the organizational structures and hiring requirements of the Parties, accelerating integration activities, and to position NewCo to take advantage of market opportunities. An assessment of branding and positioning strategy shall be


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Mediconsult.com, Inc.
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made by the Transition Planning Committee regarding the use of existing or possible new identities for the NewCo's internet business.

11.  WORKING CAPITAL ADVANCES

     Upon signing the Merger Agreement, and on the 15th day of each month thereafter until the Closing date, Accent will advance to MCNS $300,000, such monies to be spent to fund ordinary course of business of MCNS, and such monies shall be repaid within fifteen (15) days of the Termination Date, with interest and other terms to be determined, by MCNS to Accent should the transaction not close.

12.  BREAK-UP FEE

     In recognition of the impact that a termination could have on MCNS post-announcement and the opportunity costs which Accent will experience related to its Internet development efforts, if either Board were to terminate the transaction without cause subsequent to the execution of the Merger Agreement but prior to Closing, the terminating Party will pay the other Party a termination fee of $1,000,000.


                                       PART TWO

     The following paragraphs of this letter (the "Binding Provisions") are the legally binding and enforceable agreements of MCNS and Accent.

1.   ACCESS

     During the period from the date this letter is signed by MCNS (the "Signing Date") until the date on which either Party provides the other Party with written notice that negotiations toward a Merger Agreement are terminated (the "Termination Date"), each Party will afford to the other Party full and free access to its personnel, properties, contracts, books and records, and all other documents and data. Each Party acknowledges that its receipt of information regarding the other Party is subject to the terms and provisions of the Non-Disclosure Agreement (as defined below).

2.   NON-SOLICITATION PROVISION

     Until the earlier of (i) 120 days after the Signing Date or (ii) the Termination Date, Accent and MCNS agree not to solicit or facilitate an acquisition proposal from a third party to acquire its business; provided, each Party may conduct any discussions with a third party interested in acquiring its business only at the direction of its Board of Directors in order to fulfill fiduciary duties. Such Party will give notice of such discussions to the other Party within twenty-four hours. his provision shall not eliminate the ability of MCNS to seek outside financing to meet its working capital requirements.


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3.   CONDUCT OF BUSINESS

     During the period from the Signing Date until the Termination Date, each Party shall operate its business in the ordinary course and shall refrain from any extraordinary transactions.

4.   CONFIDENTIALITY

     All of the terms and provisions of that certain non-disclosure letter dated June 26, 1998, between MCNS and Accent, as supplemented by that certain letter agreement dated July 29, 1998, between the Parties (the "Non-Disclosure Agreement"), are hereby ratified, confirmed and approved. Without limiting the foregoing, the Confidential Information (as such term is defined in the Non-Disclosure Agreement), including any copy or reproduction thereof, is and will remain the property of the disclosing Party. If the Possible Acquisition is not consummated or if a Party so requests, the receiving Party promptly will return to the disclosing Party all copies of the Confidential Information, whether or not then in its possession or in the possession of any of its representatives, and any copies, notes or extracts thereof; PROVIDED, HOWEVER, that notwithstanding the foregoing to the contrary, the portion of the Confidential Information that consists of notes, analyses, compilations, studies or other documents, data or records prepared by the receiving Party or its representatives may be held by the receiving Party and kept confidential pursuant to the terms of the Non-Disclosure Agreement or will be destroyed by the receiving Party.

5.   DISCLOSURE

     Except as and to the extent required by law or the applicable rules of any national securities exchange or market system, without the prior written consent of the other Party, neither MCNS nor Accent will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of discussions regarding, a possible transaction between the Parties or any of the terms, conditions, or other aspects of the transaction proposed in this letter. If a Party is required by law to make any such disclosure, it must first provide to the other Party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the estimated time and place that the disclosure will be made, for comments of such Party. Any press release issued by MCNS from the time of signing of the Letter of Intent through Closing which mentions Accent must receive prior approval from Accent's CEO before being disseminated.

6.   COSTS

     MCNS and Accent each will be responsible for and bear all of its own costs and expenses (including any broker's or finder's fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Possible Acquisition. Notwithstanding the preceding sentence, MCNS will pay one-half and Accent will pay one-half of the HSR Act filing fee (which filing will be made after execution of the Merger Agreement).


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7.   ENTIRE AGREEMENT

     The Binding Provisions and the Non-Disclosure Agreement constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions and the Non-Disclosure Agreement may be amended or modified only by a writing executed by all of the parties.

8.   GOVERNING LAW

     The Binding Provisions will be governed by and construed under the laws of the State of Florida without regard to conflicts of laws principles.

9.   TERMINATION

     The Binding Provisions will automatically terminate upon the earlier of (i) 120 days after the Signing Date or (ii) the Termination Date (it being understood that either Party may terminate the Binding Provisions upon written notice by to the other Party unilaterally, for any reason or no reason, with or without cause, at any time); provided, however, that the termination of the Binding Provisions will not affect the liability of a Party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the parties will have no further obligations hereunder, except as stated in Paragraphs 4, 5, 6 and 11 of this Part Two, which will survive any such termination.

10.  COUNTERPARTS

     This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.  NO LIABILITY

     The paragraphs and provisions of Part One of this letter do not constitute and will not give rise to any legally binding obligation on the part of any of the Parties. Moreover, except as expressly provided in the Binding Provisions and the Non-Disclosure Agreement (or as expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Possible Acquisition, or relating to the negotiation of the terms of the Possible Acquisition or any Merger Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of the Parties.


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     If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute our agreement in principle with respect to its subject matter.

                                        Very truly yours,

                                        ACCENT HEALTH, INC.:


                                        By: /s/ Grover C. Wrenn
                                           --------------------------------

                                        Name:  Grover C. Wrenn
                                             ------------------------------

                                        Title:  Chief Executive Officer
                                              -----------------------------


Duly executed and agreed as to the Binding
Provisions on AUGUST 18, 1998.

MEDICONSULT.COM, INC.:

By:  /s/ Robert Jennings
   --------------------------------

Name: Robert Jennings
     ------------------------------

Title: Chief Executive Officer
      -----------------------------


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